FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Western Wind Energy Corp. (the “Issuer”) 632 Foster Avenue Coquitlam, British Columbia V3J 2L7

Item 2.	Date of Material Change

September 25, 2006

Item 3.	News Release

The Issuer issued a press release dated September 25, 2006. The press release was disseminated through Market News and Stockwatch.

Item 4.	Summary of Material Change

The Issuer announced that at its Annual and Special General Meeting held on
September 25, 2006, Jeffrey J. Ciachurski, Claus Andrup, Robert C. Bryce,
J. Michael Boyd, Cash A. Long and V. John Wardlow were elected to its board of directors. The Issuer also announced that it has granted 850,000 incentive stock options to directors, officers, consultants and employees, which options are exercisable at $1.23 per share for a period of five (5) years.

Item 5.	Full Description of Material Change

See the attached news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9.	Date of Report

September 27, 2006

Western Wind Energy Corp.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292

www.westernwindenergy.com

N E W S R E L E A S E

September 25, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 23,760,789

Western Wind Energy Corporation (WND-TSX.V) is pleased to announce that Mr. V. John Wardlow has joined Western Wind Energy’s board of directors. Mr. Wardlow was elected at Western Wind Energy’s annual and special meeting held on September 25, 2006 along with Jeffrey J. Ciachurski, Robert C. Bryce, Claus Andrup, J. Michael Boyd and Cash A. Long. Mr. Wardlow has worked in the film industry for 36 years. He represented the British Columbia branch of the Directors Guild of Canada from 1976 to 1980.

Western Wind Energy also wishes to announce that it has granted stock options to directors, officers, consultants and employees of the Company to purchase up to an aggregate number of 850,000 options exercisable at a price of $1.23 for a period of five years from the date of grant.

During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 189.4 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.